SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration Under Section 12(g) of
      the Securities Exchange of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 1-12179

                         Thermo BioAnalysis Corporation
                         ------------------------------
             (Exact name of registrant as specified in its charter)

                                504 Airport Road
                         Santa Fe, New Mexico 87504-2108
                                 (781) 622-1000
                               ------------------
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                     Common Stock, par value $.01 per share
                  -------------------------------------------
            (Title of each class of securities covered by this Form)

                                      None
                                   ---------
              (Titles of all other classes of securities for which
                  a duty to file reports under Section 13(a) or
                                 15(d) remains)

                Please place an X in the box(es) to designate the
              appropriate rule provisions relied upon to terminate
                      or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)       (   )             Rule 12h-3(b)(1)(ii)      (  )
    Rule 12g-4(a)(1)(ii)      (   )             Rule 12h-3(b)(2)(i)       (  )
    Rule 12g-4(a)(2)(i)       (   )             Rule 12h-3(b)(2)(ii)      (  )
    Rule 12g-4(a)(2)(ii)      (   )             Rule 15d-6                (  )
    Rule 12h-3(b)(1)(i)       ( X )

                Approximate number of holders of record as of the
                         certification or notice date: 4

         Pursuant to the requirements of the Securities Exchange Act of 1934, Thermo BioAnalysis Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 20, 2000                       Thermo BioAnalysis Corporation


                                           By:   /s/ Theo Melas-Kyriazi
                                                ------------------------
                                           Name:    Theo Melas-Kyriazi
                                           Title:   Chief Financial Officer